ANDERSON MŌRI & TOMOTSUNE
IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062


06010338

File No. 82-5139
January 16, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
U.S.A.


PROCESSED
JAN 20 2006
THOMSON
FINANCIAL

Cybird Co., Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Cybird Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813- 6888-1182, facsimile +813- 6888-3182).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

Enclosure



File No. 82-5139

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Semi-Annual Securities Report

A semi-annual securities report, required to be filed under the Securities and Exchange Law within three months after the end of the first half of each fiscal year, was filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on December 22, 2005 for the six-month period ended September 30, 2005, which sets forth the following information:

PART ONE CORPORATE INFORMATION

I. Outline of the company
   1. Changes in principal indicators of business operations, etc.
   2. Substance of business
   3. Related companies
   4. Employees

II. Business operations
   1. Summary of results of operations, etc.
   2. Operating revenues
   3. Material business issues to be dealt with
   4. Contracts material to operation of business
   5. Research and development activities

III. Conditions of facilities
   1. Conditions of principal facilities
   2. Plans for establishment, disposal, etc. of facilities

IV. State of the company
   1. Information concerning shares, etc.
      (1) Total number of shares, etc.
      (2) Stock acquisition rights, etc.
      (3) Changes in number of issued shares and share capital
      (4) Principal shareholders
      (5) Voting rights
   2. Changes in share price
   3. Officers

V. Financial condition
   1. Consolidated interim financial statements, etc.

The semi-annual securities report is available for public inspection through EDINET and at the Jasdaq Securities Exchange, Inc. for a certain period.



Extraordinary Reports

(1) An Extraordinary Report regarding a sale of shares of its affiliate, prepared in accordance with paragraph 4 of Article 24-5 of the Securities and Exchange Law and subparagraphs 12 and 19 of paragraph 2 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc., was filed with the Director of the Kanto Local Finance Bureau on September 29, 2005 through EDINET.

(2) An Extraordinary Report regarding recognition of losses, prepared in accordance with paragraph 4 of Article 24-5 of the Securities and Exchange Law and subparagraphs 12 and 19 of paragraph 2 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc., was filed with the Director of the Kanto Local Finance Bureau on November 24, 2005 through EDINET.

(3) An Extraordinary Report regarding addition of a consolidated subsidiary, prepared in accordance with paragraph 4 of Article 24-5 of the Securities and Exchange Law and subparagraph 3 of paragraph 2 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc., was filed with the Director of the Kanto Local Finance Bureau on December 15, 2005 through EDINET.

These extraordinary reports are available for public inspection through EDINET and at the Japan Securities Dealers Association for a certain period.

Amendment to Annual Securities Report

An amendment to Annual Securities Report for the fiscal year ended March 31, 2005, filed with the Director of the Kanto Local Finance Bureau through EDINET on June 30, 2005, was prepared in order to amend descriptions in "PART ONE CORPORATE INFORMATION - IV. State of the company - 6. Conditions of corporate governance" in accordance with paragraph 1 of Article 24-2 of the Securities and Exchange Law, and was filed with the Director of the Kanto Local Finance Bureau on October 28, 2005 through EDINET. The amendment to annual securities report is available for public inspection through EDINET and at the Japan Securities Dealers Association for a certain period.